Van Kampen Trust for Investment Grade Municipals

Item 77.C.     Matters Submitted to a Vote of Security Holders

      At a Special Meeting of Shareholders held on May 18, 2007 the shareholders of Van Kampen Trust for Investment Grade Municipals approved the issuance of common shares of beneficial interest by Fund in connection with the Agreement and Plan of Reorganization between the Fund and Van Kampen Trust for Florida Investment Grade Municipals.

Common shares:

For:      20,432,084
Against:  1,613,857
Abstain:  860,368